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                                         Filing pursuant to Rule 425 under the
                                            Securities Act of 1933, as amended

                                     Filer: Huntington Bancshares Incorporated
                                       Subject Company: Unizan Financial Corp.
                           Subject Company's Exchange Act file number: 0-13270


FORWARD-LOOKING STATEMENTS

This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Unizan, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Unizan may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Unizan's stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington's 2002 Annual Report on Form 10-K/A, Unizan's 2002 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Unizan with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Unizan assume any obligation to update any forward-looking statement.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287,
Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio 44702, Attention: Media Relations, 330-438-4858.

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan's directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.




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To:      Unizan Associates

Fr:      Tom Hoaglin and Roger Mann

As you read this, we will have met with many of you on February 10 in Canton and others we will meet on February 23 in Hebron. However, we also wanted to reiterate our excitement about having the Unizan team join Huntington. We believe you are part of a talented team whose goal is to do what is best for your customers. We are glad that we will be working together to accomplish that goal going forward.

We are also excited about becoming a part of the rich traditions in Licking, Muskingum, Stark, Summit and Wayne counties as well as building on the changes and growth in Columbus and Dayton.

Huntington strives to combine the personal aspects of local/community banking with the sophisticated resources that a larger company can provide - or to be the "local bank with national resources." Local refers to local discretion and execution to ensure the special relationship between bankers and their customers and communities. And national refers to execution within corporate standards to enhance customer service, manage risk and increase profitability.

We share a common belief that people, not products, make companies great. Our culture is built on a foundation of respect for each associate. We particularly value excellent teamwork and communication among associates.

Our Huntington Vision is to be an "essential partner" to our customers. This suggests a deep commitment to relationships and a determination to differentiate Huntington from our competitors in the minds of our customers on the basis of customer service that is "simply the best."

To begin the integration process, transition team managers have been identified. Milt Baughman, Huntington and Ed Cohn, Unizan, will coordinate the integration with the support of management from all disciplines within each organization. During the transition process, the role of this team is to identify issues regarding the merger and to develop solutions to resolve these issues in order to ensure a smooth integration.

The overarching transition team project goals include:

     o    Customer retention.

     o Establish a well-coordinated and effective communications program to reach all constituencies.

     o    Ensure a flawless conversion.

     o    Meet merger-related financial goals within projected timeframes.

As we move through this process, please be assured that we are committed to communicating developments promptly. To start, following are some general questions and answers that will help you understand the merger process and how it impacts you. Within the next few days each of you will receive Huntington's Vision and Values booklet. During the coming weeks and months we will continue to keep you up to date about what is happening, and we appreciate your patience as we work together to determine how best to combine Unizan and Huntington.



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                               HUNTINGTON / UNIZAN
                                  ASSOCIATE FAQ



WHY DID WE DECIDE TO MERGE?
As you know, the financial services industry is changing dramatically. It is rapidly becoming more concentrated, increasingly more competitive with more sophisticated product offerings.

As a public company, we have a fiduciary responsibility to continuously evaluate the overall profitability and long-term prospects of this institution. When looking to strengthen our organization, the financial benefit is of course an important factor. Unizan Financial Corp.'s board of directors and executive management team believe that merging with Huntington Bancshares will give us a much stronger competitive banking edge.

We chose to partner with Huntington, over other financial institutions, based on their overall philosophy, values, and the benefits they bring to our customers, employees and the communities we serve in addition to the long-term shareholder value Huntington will bring to the investors of our organization.


HOW WAS THE DECISION MADE TO PURCHASE UNIZAN?
One aspect of Huntington's growth strategy was to identify banks within their existing footprint with similar cultures and systems that might blend well with their existing operations. Unizan's culture historically has been focused on providing a high level of customer service within a positive and respectful environment. Additionally, the location of Unizan's financial centers help to expand Huntington's Ohio presence in new markets - Canton, Zanesville and Newark, while further solidifying their presence in the Columbus and Dayton-Springfield markets.

TELL ME ABOUT HUNTINGTON.
Huntington Bancshares Incorporated is a regional bank holding company headquartered in Columbus, Ohio. Their principle subsidiary is The Huntington National Bank. Huntington operates more than 330 banking offices in seven regions (Central Ohio, Northern Ohio, Southern Ohio/Kentucky, Indiana, East Michigan, West Michigan and West Virginia) within five states (Ohio, Kentucky, Indiana, Michigan and West Virginia) with a network of approximately 700 ATMs.

Through its subsidiaries, Huntington employs approximately 8,000 associates, approximately 5,000 of which are in Ohio. In Ohio, Huntington operates approximately 158 offices and 361 ATMs.

HOW WILL THIS MERGER HAVE AN IMPACT ON OUR CULTURE?
Our cultures are similar. Culture is important because it is how a company does business, including its attitude about associates and customers. Key leadership from Huntington and Unizan believe that the single most important characteristic of this merger is how we will do business and how we will build relationships with our associates and customers. As quoted by Tom Hoaglin, Huntington's chairman of the board and chief executive officer, "We have a high regard for the Unizan management team, as well as their franchise, which has a local-decision based culture and customer base very similar to our own."

WHAT ROLE WILL THE INTEGRATION TEAMS PLAY?

Ed Cohn, Unizan, and Milt Baughman, Huntington, have been designated as the Integration Team leaders - they will be supported by various members of management. During the transition process, their role will be to identify issues regarding the merger and to develop solutions to resolve these issues in order to ensure a smooth integration.




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HOW CAN I HELP MAKE THIS MERGER SUCCESSFUL AND WHAT SHOULD I TELL MY CUSTOMERS?
Huntington recognizes that Unizan associates are essential to meeting the needs of current and future customers. Both Unizan and Huntington want to continue to maintain and expand customer relationships and to grow with Huntington. During the integration process, it is important that you assure your customers that they will continue to receive the same great services, ultimately with a broader array of products, services and delivery channels.

WHAT MAKES HUNTINGTON A GREAT PLACE TO WORK?
As with Unizan, Huntington believes creative people are crucial to their success and they have created an exciting culture to attract, develop and retain the best associates.

We believe Huntington's size offers great career opportunities, while also maintaining a team-oriented, friendly working environment. Huntington's compensation and benefits are competitive, and they offer a comprehensive work/life program to associates.

UNIZAN'S OFFICES ARE LOCATED IN THREE OF HUNTINGTON'S REGIONS. WILL WE REMAIN AN INDIVIDUAL OPERATION, OR WILL OUR OFFICES BE ABSORBED INTO EXISTING HUNTINGTON REGIONS?
We will create a new region within Huntington that will be comprised of all offices in Tuscarawas, Summit, Stark, Wayne and Muskingum Counties. The Unizan offices in Franklin and Licking Counties will become part of Huntington's Central Region. Unizan's Dayton offices will become part of Huntington's Southern Ohio/Kentucky Region.

WILL ANY BRANCHES BE CLOSED?
It is clear that there is some overlap of operations, however no decisions have been made with regard to office openings or duplicated functions. Huntington and Unizan management will work closely to evaluate our options and determine the best possible solution. We will share those decisions with you promptly.

WHEN WILL I KNOW IF MY BRANCH IS GOING TO BE CLOSED? IF IT IS CLOSED WHAT WILL HAPPEN?
It is very early in the integration process and no determinations about offices or duplicated functions have been made. During the integration process Huntington and Unizan will work together to determine the most efficient and advantageous structure of the combined organization going forward. We understand the importance of these issues to you and will share that information with you promptly.

WHAT ABOUT MY JOB?
Huntington is committed to making sure this transition is handled appropriately and that each and every position within Unizan is carefully evaluated. Like Unizan, Huntington respects the dedication of associates and the time each of us have contributed to the organization. While it's not easy to go through a merger, we are all going into it without a clear view of what our employment outcome will be. At this point, there has been one designation and that is of Roger Mann, who will be the President of the newly created region that includes Summit, Stark, Tuscarawas, Wayne and Muskingum counties. Beyond this position, the transition team will be responsible for reviewing and evaluating each individual role within the Unizan structure to determine where there may be overlap and where new positions may be created. As we move through this process, please be assured that the transition team is committed to communicating developments promptly.

WHEN WILL THE TRANSACTION BE COMPLETED?
We expect the merger will be effective during the second quarter 2004, pending the appropriate regulatory and Unizan shareholder approvals. Following the effective date of the merger, conversion of customer accounts to Huntington accounts typically occurs. Unizan and Huntington will keep you updated through employee communications as we have more information on the actual timing of these different steps in the transaction.


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WHAT WILL HAPPEN TO MY BENEFITS?  HOW WILL THEY CHANGE?
Huntington plans to integrate Unizan associates into Huntington benefit plans following the effective date of the merger. Huntington offers a benefits package that is competitive with our peer employers. Huntington helps its associates provide for their current security by providing such benefits as health, dental and vision care as well as life insurance and short and long term disability benefits. To help its associates provide for their retirement, Huntington offers a 401(k) plan with a generous employer match and a defined benefit pension plan that is paid for entirely by the company. Shortly, Unizan associates will receive some basic information about Huntington's benefit package. Between now and the effective date of the merger, you will receive many communications about Huntington's benefits package and the options you will have available.

WHAT DO I DO ABOUT THE PROJECTS I'M WORKING ON RIGHT NOW - DO I STOP WORKING ON THEM?
It is important that you continue to operate in a fashion that is business as usual until the conversion takes place. You should continue to work on your existing projects and plans for the year unless your manager informs you otherwise.

HOW WILL MY CUSTOMERS BENEFIT FROM THE PURCHASE?
Huntington's size offers customers the best of both worlds - Huntington is small enough to get to know and to make decisions quickly, and they are large enough to offer additional resources.

Your customers will now have expanded access to offices and ATMs in Ohio, as well as in four other states. Additionally, Huntington offers customer access to highly-rated Internet banking services.

Huntington offers a broad array of sophisticated products and services for businesses and individuals, including treasury management, investment management, equipment leasing, 401(K), retail securities and interest rate swaps.

WANT TO LEARN MORE ABOUT HUNTINGTON?
The Huntington National Bank's Web site was recently rated the fifth best financial services Web site by Gomez, a leading Internet performance management company. Huntington also ranked second in relationship services and overall cost, out of nearly 30 financial institutions. The Gomez Scorecard(TM) measures the quality of online financial services offerings, with a predominant focus on ease of use, customer confidence, onsite resources, relationship services and overall cost. To visit Huntington's award-winning Web site, go to www.huntington.com. For more information about Gomez's fourth quarter 2003 scorecards, visit www.gomez.com.

TO WHOM CAN I DIRECT MY QUESTIONS?
Open communication is very important to Huntington. Huntington and Unizan will work hard to keep all associates updated on issues that are important to them. However, these communications may not always answer specific questions that you may have. Huntington and Unizan will put a process in place to help facilitate answers to these types of questions.

                                      # # #

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT.

     Huntington and Unizan will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287,
Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio, 44702, Attn: Media Relations, 330-438-4858.

     STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

     The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan's directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.